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                                                Filed Pursuant to Rule 424(b)(3)
                                            Registration Statement No. 333-50743


PROSPECTUS
                        2,470,588 SHARES OF COMMON STOCK
                        YIELDUP INTERNATIONAL CORPORATION

        The 2,470,588 shares (the "Shares") of Common Stock of YieldUP International Corporation, a Delaware corporation (the "Company"), offered by this Prospectus are issuable upon conversion of outstanding Series A Convertible Preferred Stock of the Company (the "Series A Shares"). The Shares may be sold from time to time after conversion by or on behalf of the holders of Series A Shares (the "Selling Stockholders"). The Series A Shares were issued in connection with an equity financing pursuant to a Securities Purchase Agreement (the "Purchase Agreement"). The Series A Shares are convertible into shares of the Company's Common Stock at a rate which fluctuates depending on the market price of the Company's Common Stock at the time of conversion. The Company will not receive any proceeds from sales of the Shares by the Selling Stockholders or from conversions, if any, of the Series A Shares. The Company has agreed to register the Shares for resale by the Selling Stockholders under the Securities Act of 1933, as amended (the "Securities Act"). The Company is also obligated to list such shares on the Nasdaq SmallCap Market and to take certain actions to comply with applicable state securities laws and regulations. See "Plan of Distribution."

        The Company has been advised by the Selling Stockholders that they intend to sell all or a portion of the Shares from time to time in the Nasdaq SmallCap Market, in negotiated transactions or otherwise, and on terms and at prices then obtainable. The Selling Stockholders and any broker-dealers, agents or underwriters that participate with the Selling Stockholders in the distribution of any of the Shares may be deemed to be "underwriters" within the meaning of the Securities Act, and any commission received by them and any profit on the resale of the Shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. The Company has agreed to indemnify in certain circumstances the Selling Stockholders against certain liabilities, including liabilities under the Securities Act. The Selling Stockholders have agreed to indemnify in certain circumstances the Company against certain liabilities, including liabilities under the Securities Act. See "Plan of Distribution."

        The Company will bear all out-of-pocket expenses incurred in connection with the registration of the Shares, including, without limitation, all registration and filing fees imposed by the Securities and Exchange Commission (the "Commission"), the National Association of Securities Dealers, Inc. (the "NASD") and blue sky laws, printing expenses, transfer agents' and registrars' fees, and the reasonable fees and disbursements of the Company's outside counsel and independent accountants, but excluding underwriting discounts or commissions, transfer or other taxes and other costs and expenses incident to the sales of the Shares.

        The Company's Common Stock is quoted on The Nasdaq SmallCap Market under the symbol "YILD." On July 20, 1998, the last sale price of the Company's
Common Stock as reported on The Nasdaq SmallCap Market was $5.09.

        AN INVESTMENT IN THESE SECURITIES INVOLVES A HIGH DEGREE OF RISK.
                     SEE "RISK FACTORS" BEGINNING ON PAGE 4.
                                ----------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
     EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR
                ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION
                     TO THE CONTRARY IS A CRIMINAL OFFENSE.
                                ----------------

                 THE DATE OF THIS PROSPECTUS IS JULY 29, 1998.


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                              AVAILABLE INFORMATION

        The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith, files periodic reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Regional Offices of the Commission at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661; and at 75 Park Place, New York, New York 10007. In addition, copies of such material can also be obtained at prescribed rates from the Public Reference Section of the Commission at its principal office at 450 Fifth Street, N.W., Washington, D.C. 20549. The Company's Common Stock is traded on The Nasdaq SmallCap Market. Reports and other information concerning the Company can also be inspected at the offices of the National Association of Securities Dealers, Inc., Market Listing Section, 1735 K Street, N.W., Washington, D.C. 20006. Such reports and other information may also be inspected without charge at a Web site maintained by the Commission. The address of the site is http:\\www.sec.gov.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

        The following documents filed with the Commission by the Company (Commission File no. 0-27104), pursuant to the Exchange Act are incorporated herein by reference:

        (1) The Company's Annual Report on Form 10-KSB for the fiscal year ended December 31, 1997 filed with the Commission on March 31, 1998 and all amendments thereto.

        (2) Form 8-K filed with the Commission on April 8, 1998 and all amendments thereto.

        (3) Form 10-QSB for the quarter ended March 31, 1998 filed with the Commission on May 15, 1988 and all amendments thereto.

        (4) The definitive Proxy Statement for the 1998 Annual Meeting of Stockholders filed with the Commission on July 21, 1998.

        (5) The portions of the registration statement on Form 8-A filed by the Company pursuant to the Exchange Act which contain a description of the Common Stock.

        All documents and reports subsequently filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of the Registration Statement (the "Registration Statement"), shall be deemed to be incorporated by reference herein and to be a part hereof from the date of filing of such documents or reports. Any statement contained in a document incorporated by reference or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of the Registration Statement to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of the Registration Statement.

        The Company will provide without charge to each person to whom this Prospectus is delivered, upon oral or written request, a copy of any or all of the foregoing documents incorporated herein by reference (other than exhibits to such documents unless such exhibits are specifically incorporated by reference into the information that this Prospectus incorporates). Written or telephone requests should be directed to Mr. Abhay Bhushan, Chief Financial Officer, YieldUP International Corporation, 117 Easy Street, Mountain View, California, 94043, telephone number (650) 964-0100.


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                                  RISK FACTORS

        In addition to the other information in this Prospectus, the following risk factors should be considered carefully in evaluating the Company and its business. This Prospectus contains forward-looking statements that involve risks and uncertainties. The statements contained in this Prospectus that are not purely historical are forward-looking statements within the meaning of Section 27A of the Exchange Act, including without limitation statements regarding the Company's expectations, beliefs, intentions, plans or strategies regarding the future.

        The Company's operations are subject to numerous risks, including unforeseeable expenses as well as specific risks of the semiconductor equipment industry. There can be no assurance that the Company will achieve profitable operations.

HISTORY OF OPERATING LOSSES; NEED FOR ADDITIONAL FINANCING; LIMITED OPERATING HISTORY

        The Company has experienced significant operating losses since its inception in June 1993 and only commenced significant shipments in the fourth quarter of 1995. The Company experienced net losses of $3,374,035, $3,993,642 and $572,870 in 1996, 1997 and the quarter ended March 31, 1998, respectively. Accordingly, the Company has a limited operating history on which to base the evaluation of its business, and its prior operating results are not indicative of the results which may be achieved in the future. As of March 31, 1998, the Company's accumulated deficit was $10,160,884. The Company's operating losses have been and will continue to be principally the result of the various costs associated with the Company's product development, manufacturing and sales and marketing activities. The Company believes that its existing capital resources will enable it to fund its operations through 1998. The Company may obtain additional capital to fund its operations beyond that time, which may result in dilution to the current stockholders. The existence of the Series A Shares and the Class B Warrants may also complicate future capital raising activities because of their potentially dilutive effect on the purchasers of the Company's equity securities and the anti-dilution provisions of the Series A Shares and the Class B Warrants. These anti-dilution provisions could reduce the exercise price of the Class B Warrants and increase the number of shares of Common Stock issuable on conversion of the Series A Shares. If the Company is unable to obtain the necessary capital, it will be required to significantly curtail its operations. In this regard, on February 19, 1998 the Company issued 5,149 shares of Common Stock upon net exercise of a warrant issued in connection with a commercial lending transaction, and on March 30, 1998, the Company issued 600 Series A Shares for an aggregate purchase price of $6 million. The Company received no proceeds from the exercise of the warrant because the holder elected to convert its right to purchase shares having a value equal to the exercise price of the warrant; the price of the Company's Common Stock on the date of such exercise as reported on the Nasdaq SmallCap market was $9.75. The Company intends to use the proceeds from the sale of the Series A Shares for general working capital purposes. The Series A Shares convert into shares of the Company's Common Stock at a floating rate which cannot exceed 110% of $9.75, which was the closing bid price of the Company's Common Stock as reported on the Nasdaq SmallCap Market on March 30, 1998. The market price of the Company's Common Stock has declined substantially since the date of issuance of the Series A Shares, and, accordingly, the conversion rate for the Series A Shares has increased proportionately. There can be no assurance that such decline will not continue or accelerate. The holders of the Series A Shares are not prohibited from engaging in short selling transactions in the Company's Common Stock, and, as a result, it is possible that such holders may engage in short selling transactions from time to time which may adversely affect the market price of the Company's Common Stock. Further, because the Conversion Rate for the Series A Shares fluctuates, the holders of Series A Shares may be able to replace shares which they sell short with shares issued upon conversion of the Series A Shares and thereby obtain profits not available to investors who do not hold Series A Shares. Because certain other companies which have issued securities similar to the Series A Shares have experienced similar declines in their stock prices after issuing such securities, there can be no assurance that the existence of the Series A Shares will not exert downward pressure on the price of the Company's Common Stock.

DEPENDENCY ON PROPRIETARY TECHNOLOGY; EXPENSE AND RISK OF PATENT LITIGATION

        The Company relies on patent, trade secret and copyright protection for its products and technology. The Company has obtained five United States patents since 1996 relating to its cleaning, rinsing and drying products and technologies and has filed additional U.S. and foreign patent applications. The process of obtaining patents can be expensive and there can be no assurance that the patent applications will result in the issuance of patents, that any issued patents will provide the Company with meaningful competitive advantages, or that challenges will not be issued against the validity and enforceability of any patent issued to the Company.

        The Company also relies on trade secrets and proprietary technology that it seeks to protect, in part, through confidentiality agreements with employees, consultants and other parties. There can be no assurance that these agreements will not be breached, that the Company will have adequate remedies for any breach, or that the Company's trade secrets will not otherwise become known to or independently developed by others.

        In the absence of significant patent or other proprietary protection, competitors may be able to copy the Company's technology or design approaches, replicate its processes or gain access to its trade secrets. Moreover, there can be no assurance that competitors will not be able to develop technologies similar to or more advanced than the Company's products or technology. No assurance can be given that the Company's current or future products will not infringe on the patents of others.

        There has been substantial litigation regarding patent and other intellectual property rights in semiconductor-related industries. Increased sales of the Company's products could provoke additional claims of infringement from third parties. In the future, litigation may be necessary to enforce patents issued to the Company, if any, to protect trade secrets or know-how owned by the Company or to defend the Company against claimed infringement of the rights of others and to determine the scope and validity of the proprietary rights of others. Any such litigation would likely result in substantial cost and diversion of effort by the Company, which by itself could have a material adverse effect on the Company's business, financial condition and operating results. Further, adverse determinations in such litigation could result in the Company's loss of proprietary rights, subject the Company to significant liabilities to third parties, require the Company to seek licenses from third parties or prevent the Company from manufacturing or selling its products, any of which could have a material adverse effect on the Company's business, financial condition and results of operations. CFM Technologies, Inc. and CFMT, Inc. (collectively "CFM") filed a complaint against the Company in United States District Court for the District of Delaware in September 1995. The complaint alleged that the drying process incorporated in certain of the Company's products infringes a patent held by CFM. On October 14, 1997, a federal court for the District of Delaware ruled in favor of the defendant, YieldUp International Corporation. In a written opinion granting summary judgment for YieldUp, the United States District Court held that CFM had failed to produce evidence on three separate elements of the patent claim. To establish infringement, evidence of all three elements was required. On June 30, 1998, the court granted CFM's petition for re-argument of the summary judgment motion. There can be no assurance that the court will sustain its original order. If the original order is overturned, the litigation may proceed to trial, and there can be no assurance that the litigation and the associated costs or an unfavorable adjudication will not have a material adverse effect on the Company. A loss, if any, resulting from an unfavorable adjudication, cannot presently be estimated. Accordingly, no provision for any liability that may result upon adjudication has been made in the accompanying financial statements.

INTENSE COMPETITION

        There is intense competition in the market for the Company's products. The Company's relatively smaller resources makes it vulnerable to competition from larger companies, many of which have significantly greater financial, employee, product development and marketing resources. Leading competitors have a larger installed base of products which can provide them a significant advantage over the Company, because the Company's technology has not been widely deployed and therefore presents potential customers with uncertainty not associated with existing equipment. In addition, many manufacturers are reluctant to choose small companies as key suppliers due to concerns about long term viability and product support. There can be no assurance that the Company will overcome these disadvantages.

        Competition for the Company's products currently comes from makers of traditional and new cleaning, rinsing, and drying equipment. Competitors include manufacturers of Spin-Rinse Dryers such as Vorteq and Semitool, IsoPropyl Alcohol dryer manufacturers such as S&K and integrated wet processing system manufacturers such as Santa Clara Plastics, SubMicron Systems, Steag, FSI, CFM Technologies, and Dai Nippon Screen. There can be no assurance that these competitors will not develop new products or improve their existing products which, when combined with their existing market presence, would make the Company's products obsolete or unmarketable. Additional competition for the Company's products comes from a large number of small companies making cleaning, rinsing, and drying equipment which is less expensive than the Company's products. Because the Company's products sell for significantly higher prices than such products, the Company may not be able to compete effectively against them without lowering its prices.

        The Company also expects that competition may arise from new competitors and from new technological approaches adopted by existing competitors. Because of the increasing focus on yield management in the semiconductor manufacturing industry, equipment manufacturers are likely to put an increased emphasis on contaminant reduction. Thus competitive technologies or manufacturing techniques may be developed which could make the Company's products obsolete, thereby materially adversely affecting the Company.

RELIANCE ON SINGLE PRODUCT FAMILY

        The Company anticipates that the substantial majority of its future revenues will come from the sale of its cleaning, rinsing and drying systems. Should the demand for, or pricing of, the Company's products decline due to increased competitive pressure, the introduction of superior systems or processes by competitors, or changes in the semiconductor, magnetic disk, flat panel display or photo-mask industries, the Company's business, financial condition and results of operations would be materially adversely affected. The ability of the Company to diversify its operations through the introduction and sale of new products is dependent on the success of the Company's continuing research and development activities as well as its marketing efforts. No assurance can be given that the Company will be able to develop, acquire, introduce or market new products in a timely or cost-effective manner. Accordingly, the Company may be dependent on the overall market acceptance of its existing products.

FLUCTUATIONS IN QUARTERLY OPERATING RESULTS

        The Company expects to derive a substantial portion of its revenues from the sale of a relatively small number of systems, which typically range in purchase price from $95,000 to $550,000. As a result, a small reduction in number of systems shipped in a quarter due to changing demand, rescheduling or cancellation of an order, or supplier delays would have a material adverse effect on the Company's revenues and results of operations for that quarter.

        In addition, the Company's need for continued investment in research and development and sales, marketing and service will limit the Company's ability to reduce expenses in response to any such decrease in sales. If the Company's anticipated level of revenues is not achieved for a particular period, the Company's operating results could be adversely affected by its inability to reduce costs. Because the Company builds certain sub-assemblies according to forecast, a reduction in customer orders could also result in excessive inventories which


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could adversely affect the Company's results of operations and liquidity. The impact of these and other factors on the Company's operating results in any future period cannot be accurately forecast.

DEPENDENCE ON KEY SUPPLIERS

        The Company has no written contracts with any of its key suppliers, and such suppliers may terminate their relationships with the Company at any time without notice. Any such termination would materially impair the Company's ability to satisfy any orders for its products and would materially adversely affect the Company's results of operations. If any of the Company's outside suppliers terminate their relationship with the Company, the Company will be required to replace such suppliers. In such an event, there could be no assurance that the Company would find replacement suppliers or that such replacement suppliers would not be more expensive than the Company's current suppliers, thereby materially adversely affecting the Company's results of operations.

LENGTHY SALES CYCLE

        Sales of the Company's products have been, and are expected to continue to be, characterized by a relatively long sales cycle, generally six to nine months, due to such factors as the substantial time required by potential customers for technical evaluation of the Company's products prior to purchase, and the high cost and the critical role the Company's products will play in the manufacturing process. The Company believes that the sales cycle will continue to be lengthy as certain of its anticipated customers centralize purchasing decisions, which is expected to intensify the evaluation process and require additional sales and marketing expenditures by the Company.

NEED TO DEVELOP NEW PRODUCTS AND TECHNOLOGIES

        Semiconductor, magnetic disk, flat-panel display and photo-mask manufacturing equipment and processes are subject to rapid technological changes and product obsolescence. The Company believes that its future success will depend in part upon its ability to develop and enhance its current products and develop new products, processes and technologies to meet such anticipated changes. If the Company does not successfully introduce new products in a timely manner, any competitive position the Company may develop could be lost, and the Company's sales reduced. There can be no assurance that the Company will be able to develop and introduce new products which satisfy customer needs and achieve market acceptance. Any failure of the Company to manage its research and development efforts would have a material adverse effect upon its business and prospects.

CONCENTRATION OF CUSTOMERS; LIMITED CONCURRENT SELLING OPPORTUNITIES

        Historically, the Company has sold a significant proportion of its systems in each period to a limited number of customers. For example, Applied Materials accounted for 19.8% and 37% of total revenues in 1997 and in the quarter ended March 31, 1998, respectively. Opportunities for new systems sales are episodic, because each customer has historically purchased at most one or two cleaning, rinsing and drying systems for limited implementations. As a particular customer starts a new or expands a facility or production line, sales to that customer may increase sharply; conversely, as a customer completes a facility, sales to that customer may decrease sharply. The failure to replace such sales with sales to other customers in succeeding periods would have a material adverse effect on the Company's business, financial condition and results of operations. The Company expects that sales to relatively few customers will continue to account for a high percentage of the Company's revenues in any accounting period in the foreseeable future. A reduction in orders from any customer or the cancellation of any significant order could have a material adverse effect on the Company's business, financial condition and results of operations. None of the Company's customers has entered into a long-term agreement requiring it to purchase the Company's products.

DEPENDENCE ON OEM CUSTOMERS

        An increasing percentage of the Company's revenues is derived from sales to OEM customers. Sales to OEM customers accounted for approximately 17% and 39% of revenues during 1997 and the quarter ended March 31, 1998, respectively. The timing and amount of sales to these customers ultimately depends on sales levels and shipping schedules for the OEM products into which the Company's products are incorporated. The Company has no control over the shipping dates or volumes of products shipped by its OEM customers, and there is no assurance that any OEM will continue to ship products that incorporate the Company's products at current levels or at all. Many of the markets in which the Company's customers operate have experienced cyclical declines and advances. Cyclical downturns have been characterized by reduced product demand and price erosion. Further, such downturns may adversely affect the ability of the Company's OEM customers to make payments for the Company's products in a timely manner, or at all, which could materially adversely affect the Company's business, financial condition and operating results. Generally, the Company's OEM customers may terminate orders at any time without penalty. Failure of these OEMs to achieve significant sales of products incorporating the Company's products and fluctuations in the timing and volume of such sales could have a material adverse effect on the Company's business, financial condition and results of operations.

        The loss of, or any reduction in, orders by a significant customer could have a material adverse effect on the Company's business, financial condition and results of operations. There is no assurance that the Company will be able to maintain or continue to increase the level of its sales in the future or that the Company will be able to retain existing OEM customers or attract new ones.

UNCERTAINTIES ASSOCIATED WITH INTERNATIONAL SALES

        Export sales to the Company's international customers outside North America, primarily to Japan and Europe, comprised approximately 5%, 33% and 32% of the net revenues for the years ended December 31, 1995, 1996 and 1997, respectively. Sales to Japan for these same periods comprised approximately 5%, 25% and 12%, respectively, of the Company's net revenues. The Company believes that the economic condition of Japan has had a limited adverse effect on the Company's operations. Sales to customers outside the United States are subject to risks, including exposure to currency fluctuations, the imposition of governmental controls, the need to comply with a wide variety of foreign and U.S. export laws, political and economic instability, trade restrictions, changes in tariffs and taxes, longer payment cycles typically associated with foreign sales, the greater difficulty of administering business overseas and general economic conditions. In addition, the laws of certain foreign countries may not protect the Company's intellectual property to the same extent as do the laws of the United States. Although to date the Company's results of operations have not been adversely affected by currency exchange rate fluctuations because the Company has invoiced all of its international sales in United States dollars, there can be no assurance that the Company's results of operations will not be adversely affected by currency fluctuations in the future.

DEPENDENCE ON KEY PERSONNEL

        The Company's success will, to a large extent, depend upon the continued services of its executive officers including in particular Raj Mohindra, President and Chief Executive Officer. The loss of services of these executive officers could materially adversely affect the Company. The Company does not have employment agreements with any of its key personnel, but it is the beneficiary of key man life insurance in the amount of $2 million on Mr. Mohindra.

        The success of the Company will also depend, in part, upon its ability to retain the personnel who have assisted in the development of the Company's products, and to attract and retain additional qualified operating, marketing, technical and financial personnel. The competition in the semiconductor equipment industry for such qualified personnel is often intense and there can be no assurance that the Company will be able to hire or retain necessary personnel.

DILUTIVE EFFECTS OF CONVERSION OF SERIES A PREFERRED STOCK AND EXERCISE OF CLASS B WARRANTS; NO LIMIT OF COMMON STOCK ISSUABLE UPON CONVERSION

  The number of shares of Common Stock which may be issued upon conversion of the Series A Shares is dependent upon the trading price of the Company's Common Stock at the time of conversion. To the extent that the trading price of the Common Stock is lower than $10.8625 per share at the time of any conversion of the currently outstanding Series A Shares, the number of shares of Common Stock issuable upon such conversion will increase with resulting dilution to the holders of the Company's Common Stock. There is no minimum conversion price and thus no maximum number of shares of Common Stock into which the Series A Shares may be converted. Further, the number of shares of Common Stock issuable upon conversion of each Series A Share increases by at least 5% per year until conversion. The Purchase Agreement also provides for the issuance of additional Series A Shares, subject to certain conditions. Any issuance of additional Series A Shares would result in additional dilution to the holders of the Common Stock. In order to comply with the rules of the Nasdaq Stock Market which require stockholder approval for issuances of 20% or more of the Company's outstanding stock, the number of shares of the Company's Common Stock issuable pursuant to the Purchase Agreement cannot exceed 20% of the Company's outstanding Common Stock unless the Company obtains the approval of the Company's stockholders; the Company intends to obtain such approval at its 1998 Annual Meeting of Stockholders. If (a) the Company obtains such stockholder approval, (b) the market price of the Company's Common Stock declines significantly, and (c) a number of other conditions are satisfied or waived (as set forth in the Company's Certificate of Incorporation), then it is possible that a sufficiently large number of shares of Common Stock could be issued upon conversion of the Series A Shares that a change of control of the Company could occur. In addition, the Company has approximately 4,155,000 Class B Warrants outstanding. Each Class B Warrant entitles the holder to acquire one share of Common Stock upon payment of the exercise price of $11.00, which price is subject to reduction in the event that the Company issues shares of Common Stock at a price less than the fair market value on the date of issuance. Because the holders of Class B Warrants will likely only exercise their purchase right at a time when the price of the Common Stock is higher than $11.00 per share, holders of Common Stock at the time of exercise will suffer dilution.

SHARES ELIGIBLE FOR FUTURE SALE; REDEMPTION OF SERIES A SHARES

        Sales of substantial amounts of Common Stock in the public market following the conversion of the Series A Shares and the subsequent sale of shares of Common Stock issuable upon such conversion could adversely affect the prevailing market price of the Common Stock and the Company's ability to raise capital in the future. The Company will have a total of 4,421,391 shares of Common Stock outstanding, based upon the number of shares outstanding as of July 7, 1998, all of which are eligible for sale in the public market, subject in some cases to certain volume restrictions and other conditions imposed by Rule 144, under the Securities Act of 1933. In addition, the shares of Common Stock issuable upon conversion of the Preferred Stock will also be freely tradeable pursuant to this Prospectus.

        The holders of Series A Shares have a right to require the Company to redeem the Series A Shares upon the occurrence of a Major Transaction or a Triggering Event (as defined in the Certificate of Designation). See "Plan of Distribution." There can be no assurance that the Company would have adequate financial resources to fund such a redemption when required to do so. Such a redemption would likely deplete the Company's cash and cash equivalents and amounts available under its line of credit agreement. Additionally, because a change of control transaction could trigger a redemption, the existence of the Series A Shares could discourage potential acquirors from entering into such a transaction with the Company.


CONCENTRATION OF SHARE OWNERSHIP AND VOTING POWER

        Holders of the Company's Class A Common Stock are entitled to five votes for each share owned by them on all matters submitted to a vote of the stockholders, while holders of Common Stock are entitled to one vote per share. The directors and officers of the Company control approximately 62.3% of the voting power. Thus, the officers and directors are able to elect all of the Company's directors and to control the affairs of the Company. In addition, the directors and officers of the Company, subject to the rights of the holders of the Series A Shares and certain limitations imposed by applicable law, are able to, among other things, amend the Company's Certificate of Incorporation and By-laws and effect or preclude fundamental corporate transactions involving the Company, including the acceptance or rejection of any proposals relating to a merger of the Company or an acquisition of the Company by another entity, in each case without the approval of any of the Company's other stockholders.

POTENTIAL ADVERSE EFFECT OF AUTHORIZED BUT UNISSUED PREFERRED STOCK ON HOLDERS OF COMMON STOCK; ANTI-TAKEOVER EFFECTS

        The Board of Directors has authority to issue up to 4,997,600 shares of Preferred Stock and to fix the rights, preference, privileges and restrictions, including voting rights, of those shares without any further vote or action by the stockholders. The rights of the holders of the Common Stock will be subject to, and may be adversely affected by, the rights of the holders of the Preferred Stock that may be issued in the future. The issuance of Preferred Stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire a majority of the outstanding


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
voting stock of the Company, thereby delaying, deferring or preventing a change in control of the Company. Furthermore, such Preferred Stock may have other rights, including economic rights senior to the Common Stock, and, as a result, the issuance thereof could have a material adverse effect on the market value of the Common Stock.

POSSIBLE DELISTING FROM NASDAQ SMALLCAP MARKET AND MARKET ILLIQUIDITY

        While the Company's Common Stock, and Class B Warrants meet the current Nasdaq SmallCap Market requirements there can be no assurance that such securities will meet the continued listing requirements. Under current criteria for continued inclusion on the Nasdaq SmallCap Market, (i) the Company will have to maintain at least $2 million in total net tangible assets or a market capitalization of $35 million or have $500,000 in net income, (ii) the minimum bid price of the Common Stock must be at least $1.00 per share, (iii) there must be at least 500,000 shares in the public float with an aggregate value of $1 million or more, (iv) the Common Stock must have at least two active market makers, and (v) the Common Stock must be held by at least 300 holders.

        If the Company is unable to satisfy the Nasdaq SmallCap Market's maintenance requirements, its securities may be delisted from the Nasdaq SmallCap Market. In such event, trading, if any, in the Common Stock and Class B Warrants would thereafter be conducted in the over-the-counter market in the so-called "pink sheets" or the NASD's "Electronic Bulletin Board." Additionally, delisting from the Nasdaq SmallCap Market would trigger a right to redeem the Series A Shares at the option of the holders of such shares, and such redemption could materially adversely affect the Company's financial condition. Delisting could impair the liquidity of the Company's securities not only in the number of securities which could be bought and sold, but also through delays in the timing of transactions, reduction in security analysts' and the news media's coverage of the Company, and lower prices for the Company's securities than might otherwise be obtained.

        The Company's securities have not been qualified or registered in all states and will not be eligible for trading unless an exemption from the qualification or registration requirements is available. There can be no assurance that any such exemption will become available in any jurisdiction.

RISK OF LOW-PRICED STOCKS

        The Commission has adopted regulations which define a "penny stock" to be any equity security that has a market price (as therein defined) less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require delivery, prior to any transaction in a penny stock, of a disclosure schedule prepared by the Commission relating to the penny stock market. Disclosure is also required to be made about current quotations for the securities and about commissions payable to both the broker-dealer and the registered representative. Finally, broker-dealers must send monthly statements to purchasers of penny stocks disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

        The foregoing penny stock restrictions will not apply to the Company's securities if (i) they are listed on the Nasdaq SmallCap Market, (ii) certain price and volume information is publicly available on a current and continuing basis, and (iii) the Company meets certain minimum net tangible assets or average revenue criteria. There can be no assurance that the Company's securities will qualify for exemption from the penny stock restrictions. If the Company's securities were subject to the rules on penny stocks, the market liquidity for the Company's securities could be severely adversely affected.

NO DIVIDENDS ANTICIPATED ON COMMON STOCK

        The Company has never paid any cash dividends on its Common Stock or Class A Common Stock. The Company anticipates that in the future, earnings, if any, will be retained for use in the business or for other corporate purposes, and it is not anticipated that cash dividends in respect of the Common Stock or Class A Common Stock will be paid.

                                   THE COMPANY

        YieldUP International Corporation develops, manufactures, and markets cleaning, rinsing, and drying equipment used during several steps in the manufacturing process for semiconductors and other defect sensitive substrates. The Company believes its technology allows more thorough and efficient cleaning, rinsing and drying than conventional approaches, and that the products based on its technology may enable manufacturers to obtain improvements in the percentage of good product produced, or yield. The Company and its customers have tested the Company's products against conventional wet benches using spin-rinse dryers and iso-propyl alcohol-dryers and found that the Company's products produce wafers with fewer particles and fewer water spots. The Company's cleaning, rinsing and drying products also reduce the usage of certain environmentally hazardous materials, and occupy less floor space when compared to conventional equipment. The Company currently has approximately 70 cleaning, rinsing and drying systems installed at approximately 50 customer sites in the semiconductor, semiconductor equipment, magnetic disk, flat-panel display, and photo-mask industries.

        Disc-shaped wafers composed of silicon are the foundation on which integrated circuits ("ICs") are manufactured in semiconductor fabrication facilities. During the typical four to six week process of fabricating IC's on these wafers, semiconductor manufacturers typically clean, rinse and dry the wafers several times to prepare the wafer for the next IC fabrication step. For example, before and after many steps such as etching and disposition of materials, the manufacturer must thoroughly clean, rinse and dry the wafers to remove any contaminants or moisture. The likelihood of completing these steps successfully and producing good ICs depends significantly upon the cleanliness of the wafers throughout of all the processing steps. The Company's products are designed to reduce wafer particle contamination, stains, surface roughness, and other defects that reduce IC yields, offering a cost-effective, integrated cleaning, rinsing and drying system using patented filtration, rinsing and drying technology with no mechanical motion and greatly reduced use of environmentally hazardous materials.

        The Company is marketing its products for application at several points in the IC fabrication process, and for use in the manufacturing processes of magnetic disks, photo-masks and flat-panel displays. The Company believes that there are numerous sites within typical high technology manufacturing facilities where manufacturers could improve processes and reduce defects by replacing or retrofitting existing equipment with the Company's products.

        The Company's products include the CleanPoint de-ionized water filtration system, the Omega 1000 Rinsing and Drying System designed to replace the conventional Spin-Rinse Dryers, the Omega 2000 Cleaning, Rinsing and Drying system designed to handle large substrates including 12 inch (300 mm) wafers and flat panels, and the Omega 4000 Cleaning Rinsing and Drying system that provides integrated hydrofluoric acid cleaning capability.

        During the years ended December 31, 1997 and 1996, the Company's revenues were $7,465,447 and $2,204,590, respectively. The 239% increase in revenue in 1997 was due to an increase in shipments of the Company's cleaning, rinsing, and drying systems. The Company continues to modify and improve its products generally based on feedback from its customers. The Company has also increased significantly the resources it is allocating to its sales and marketing departments. The Company believes these factors, along with an increased market acceptance of the Company's products, has lead to the increase in sales for the Company's products.

        The Company's cost of sales was $5,964,228 for the year ended December 31, 1997, and $2,630,970 for the year ended December 31, 1996. The Company generated a gross profit of $1,501,219 or 20.1% for the year ended December 31, 1997, and a negative gross margin of $(426,380) or (19.3%) for the year ended December 31, 1996. The improvement in gross margin was due to more efficient production, design simplifications, and increased revenues. The Company's cost of sales remained high during 1997 due to manufacturing expenses being allocated over relatively few units. The Company expects that its gross margin will improve in the future to the extent revenue and unit shipments increase and to the extent the Company is able to transition to increased shipments of standardized products and lower unit material costs.

        The Company's principal executive offices are located at 117 Easy Street, Mountain View, California 94943. The telephone number is (650) 964-0100.

                       SERIES A PREFERRED STOCK FINANCING

        On March 30, 1998, the Company completed the initial closing (the "Initial Closing") of a privately placed equity financing of the Series A Shares pursuant to the Purchase Agreement with seven (7) investors (the "Investors"). At the Initial Closing, the Company raised gross proceeds of $6 million through the sale of 600 Series A Shares. After the satisfaction of certain holding periods, each Series A Share is convertible, at the option of its holder, into shares of Common Stock of the Company based upon a conversion price equal to the lower of (i) 110% the lowest closing market price of the Company's Common Stock on the date the Series A Shares were issued ($10.8625 for the Series A Shares issued at the Initial Closing) or (ii) the lowest closing market price of the Company's Common Stock during the 20 consecutive trading days immediately preceding the date of conversion.

        Subject to various additional conditions, including, but not limited to, approval of the Company's stockholders, the Company has the option ("Company Put Option") to require the Investors to purchase additional Series A Shares, and the Investors have the right to require that the Company sell to them additional Series A Shares ("Investor Call Option"). The maximum number of additional Series A Shares which the Company may require the Investors to purchase is 600 Series A Shares, for an additional purchase price of $6 million. Subject to certain conditions, the Investors may require that the Company sell to them pursuant to the Investor Call Option a maximum of 600 additional Series A Shares (1,200 if the Company exercises its right to sell the maximum number of shares pursuant to the Company Put Option) for a purchase price of $10,000 per share. The Series A Shares issued upon exercise of the Company Put Option or the Investor Call Option will have the same terms and rights as the Series A Shares issued at the Initial Closing.

        Notwithstanding the above, in order to comply with the rules of the Nasdaq Stock Market which require stockholder approval for issuances of 20% or more of the Company's outstanding stock, the number of shares of the Company's Common Stock issuable pursuant to the Purchase Agreement cannot exceed 20% of the Company's outstanding Common Stock unless the Company obtains the approval of the Company's stockholders. The Company intends to obtain such approval at its 1998 Annual Meeting of Stockholders. In the event stockholder approval is not obtained, the Company would be required to redeem the balance of the Series A Shares.

TERMS OF THE SERIES A SHARES

        The following is a summary of the rights, preferences and privileges of the Series A Shares and the rights granted pursuant to the Purchase Agreement, the Certificate of Designations, Preferences and Rights of Series A Convertible Preferred Stock of YieldUP International Corporation (the "Certificate of Designation") and the Registration Rights Agreement for the Series A Shares (the "Registration Rights Agreement"). The provisions of the Certificate of Designation can only be amended by a vote of the Company's Common Stockholders and the holders of the Series A Shares.

        Conversion. The number of shares of Common Stock issuable upon conversion of each of the Series A Shares is determined according to the following formula (the "Conversion Rate") (where "N" equals the number of days since the Initial Closing):

                         (.05)(N/365)(10,000) + 10,000
                        -------------------------------
                                Conversion Price

        The "Conversion Price" is

        equal to the lower of (i) $10.8625 (which was 110% of the Market Price at the original date of issuance of such share (the "Fixed Conversion Price")) or (ii) the lowest Market Price during the 20 consecutive days immediately preceding the date a holder of Series A Shares delivers notice of his election to convert such shares. "Market Price" is generally determined by reference to the closing bid price for the Company's Common Stock on the applicable date.

        As a example, using the Fixed Conversion Price, and assuming that the Series A Shares had been held for one year such that the holder was entitled to a full 5% increase in the number of shares of Common Stock issuable upon conversion, the formula for conversion would be:

                     (.05)(365/365)(10,000) + 10,000
                     ------------------------------- = 967
                                    10.8625

        Therefore, one Series A Share would convert to 967 shares of the Company's Common Stock.

        The Investor(s) may convert, in aggregate, only up to a maximum of a specified percentage of the Series A Shares according to the following schedule:

                      Days from                 % of Shares
                       Closing                  Convertible
                      ---------                 -----------
                      1 through 90                    0
                      91 through 135                 20
                      136 through 180                40
                      181 through 225                60
                      226 through 270                80
                      271 through term              100

        Notwithstanding the foregoing, the conversion restrictions set forth above shall not apply (x) if there shall have occurred a Material Adverse Change (as defined below), (y) with respect to any conversion of Series A Shares at a Conversion Price which is not less than the Fixed Conversion Price then in effect, or (z) if there is an announcement of a pending Major Transaction (as defined below). "Material Adverse Change" means any change, event, result or happening involving, directly on indirectly, the Company or any of its subsidiaries resulting in a material adverse effect on the business, prospects, financial condition or results of operations of the Company and its subsidiaries, taken as a whole, including, without limitation, an event constituting a Major Transaction or a Triggering Event (as defined below) shall have occurred or the Company shall have been notified by the exchange or automated quotation system on which the Company's Common Stock trades that it is beginning or has begun proceedings or steps to delist or suspend the Common Stock from trading on such market.

        "Major Transaction" shall be deemed to have occurred at such time as any of the following events:

                (i) the consolidation, merger or other business combination of the Company with or into another Person (other than (A) a consolidation, merger or other business combination in which holders of the Company's voting power immediately prior to the transaction continue after the transaction to hold, directly or indirectly, the voting power of the surviving entity or entities necessary to elect a majority of the members of the board of directors (or their equivalent if other than a corporation) of such entity or entities or
(B) pursuant to a migratory merger effected solely for the purpose of changing the jurisdiction of incorporation of the Company) (a "Change of Control Transaction");

                (ii) the sale or transfer of all or substantially all of the Company's assets; or

                (iii) a purchase, tender or exchange offer made to and accepted by the holders of more than 50% of the outstanding shares of Common Stock.

        A "Triggering Event" shall be deemed to have occurred at such time as any of the following events:

                (i) the failure of the Registration Statement required to be filed by the Company pursuant to the Registration Rights Agreement to be declared effective by the Commission on or prior to the date that is 180 days after the Initial Issuance Date;

                (ii) while the Registration Statement is required to be maintained effective pursuant to the terms of the Registration Rights Agreement, the effectiveness of the Registration Statement lapses for any reason (including, without limitation, the issuance of a stop order) or is unavailable to the holder of the Series A Shares for sale in accordance with the terms of the Registration Rights Agreement, and such lapse or unavailability continues for a period of ten consecutive trading days, provided that the cause of such lapse or unavailability is not due to factors solely within the control of such holder of Series A Shares;

                (iii) suspension from listing or delisting of the Common Stock from the Nasdaq SmallCap Market, The Nasdaq National Market or The New York Stock Exchange, Inc. for a period of five consecutive days;

                (iv) the Company's notice to any holder of Series A Shares, including by way of public announcement, at any time, of its intention not to comply with proper requests for conversion of any Series A Shares into shares of Common Stock, or the Company's failure to deliver the Common Stock within fifteen days of the conversion date; or

                (v) the Company breaches any representation, warranty or covenant of the Purchase Agreement, the Registration Rights Agreement, the Certificate of Designation or the Irrevocable Transfer Agent Instructions (as defined in the Purchase Agreement), except to the extent that such breach would not have a material adverse effect and except, in the case of a breach of a covenant which is curable, only if such breach continues for a period of at least ten days.

        Any Series A Shares outstanding three years after the date such shares were initially issued (the "Mandatory Conversion Date") will automatically convert into shares of the Company's Common Stock at the then applicable Conversion Rate.

        Notwithstanding the foregoing, if the Common Stock is not designated for quotation on the Nasdaq SmallCap Market, the Nasdaq National Market or listed on The New York Stock Exchange, Inc. or The American Stock Exchange, Inc. but such events do not constitute a Triggering Event, then the Mandatory Conversion Date shall be extended until the Common Stock is so designated or listed.

        Adjustments to Conversion Rate. The Conversion Rate is subject to proportional adjustment upon any stock split, stock dividend or other similar change to the capital stock of the Company as well other adjustments upon the issuance, or deemed issuance, of other shares of Common Stock at a price below the then effective Fixed Conversion Price.

        Mandatory Conversion. After the Company publicly discloses a Change of Control Transaction, the Company shall have the right to require that all of the outstanding Series A Shares be converted to Common Stock. To exercise this right the Company must substantially meet the following conditions: (i) the Registration Statement shall be effective and available for the sale of the number of shares of Common Stock then issuable upon the conversion of all outstanding Series A Shares; (ii) the Common Stock is designated for quotation on The Nasdaq National Market or the Nasdaq SmallCap Market or listed on The New York Stock Exchange, Inc. and is not suspended from trading; (iii) the Company shall have delivered shares of Common Stock upon conversion of the Series A Shares to the holders on a timely basis; and (iv) the Company otherwise has satisfied its obligations in all material respects and is not in default in any material respect under the Certificate of Designation, the Purchase Agreement or the Registration Rights Agreement.

        Redemption. The holders of Series A Shares have a right to require the Company to redeem the Series A Shares upon the occurrence of a Major Transaction, or a Triggering Event. The redemption price per Series A Share is equal to the greater of (i) Liquidation Value (as defined below); and (ii) the product of (A) the Conversion Rate at such time, and (B) the Closing Bid Price on the date the Company becomes obligated to redeem such Series A Share.

        Registration Rights. The Company is obligated to promptly (and in any event prior to April 30, 1998) file a registration statement (the "Registration Statement") with the Commission to cover the resale of the Company's Common Stock issuable upon the conversion of the Series A Shares. The Company has complied with this obligation. The Company is obligated to use its reasonable best efforts to have the Registration Statement declared effective by the Commission and remain effective until the Company's Common Stock subject to the Registration Statement may otherwise be freely traded without registration. The Company is also obligated to list such shares on the Nasdaq SmallCap Market and to take certain actions to comply with applicable state securities laws and regulations.

        Liquidation Preference. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, the holders of the Series A Shares shall be entitled to receive in cash out of the assets of the Company, whether from capital or from earnings available for distribution to its stockholders, before any amount shall be paid to the holders of any of the capital stock of the Company of any class junior in rank to the Series A Shares in respect of the preferences as to the distributions and payments on the liquidation, dissolution and winding up of the Company, an amount per Series A Share equal to the sum of (i) $12,000 and (ii) an amount equal to the product of (.05)(N/365)($12,000) (the "Liquidation Valuation"). "N" equals the number of days since the issuance of the Series A Shares.

CLOSING AND OPTIONS

        The Initial Closing of the sale of Series A Shares took place on March 30, 1998. At the Initial Closing, 600 Series A Shares were issued for aggregate gross proceeds of $6 million.

        Company Put Option. Beginning 180 days after the earlier of (x) the effective date of the Registration Statement; or (y) 120 days after the Initial Closing, the Company may require that the Investors purchase up to 600 additional Series A Shares, for a purchase price of $6 million, (pro rata per Investor) under the same terms and conditions as the initial issuance of Series A Shares. The Company's ability to exercise such option is subject to the terms and conditions of the Purchase Agreement which requires, among other things,
(i) the Company has obtained stockholder approval for the issuance of additional securities, (ii) the Registration Statement has been effective for at least 60 consecutive calendar days; (iii) the Company's Common Stock has not been delisted from the Nasdaq SmallCap Market and/or suspended from trading; (iv) there has been neither a Major Transaction nor a Triggering Event; (v) certain tests are met regarding minimum average daily trading price in the Company's Common Stock; (vi) the Company has performed its obligations under the Certificate of Designation; and (vii) a put closing date has not occurred previously.

        Investor Call Option. At any date which is 210 days from the Initial Closing through the Mandatory Conversion Date, as defined in the Certificate of Designation, each Investor has a right, subject to the terms and conditions of the Purchase Agreement and payment for the additional Series A Shares, to require the Company to issue and sell to each such Investor up to two times as many Series A Shares as the Investor had initially purchased. Any Investor may only exercise this right twice.

SALES BY STOCKHOLDERS
        The table below sets forth (a) the names of the Selling Stockholders,
(b) the number of Series A Shares acquired at the Initial Closing, (c) the maximum number of shares of Common Stock that could be acquired upon conversion of the Series A Shares using a Conversion Rate of $5.00, (d) the maximum number of shares of Common Stock that could be acquired upon conversion of the Series A Shares using the Fixed Conversion Price ($10.8625 for the Series A Shares issued at the Initial Closing), and (e) the percentage of the Company's total outstanding Common Stock which would be held by each Selling Stockholder upon conversion assuming conversion by all Selling Stockholders. This table assumes that the conversion occurs on March 30, 1999. By operation of the Conversion Rate, the number of shares of Common Stock issuable on conversion of each Series A Share increases by a premium of 5% per year, accordingly, the number of shares of Common Stock issuable upon conversions will vary depending on the timing of such conversions even if the Conversion Price remains constant. Further, if (a) the Company's stockholders approve the issuance of more than 19.99% of the Company's Common Stock upon conversion of the Series A Shares and, (b) with respect to each holder of Series A Shares, such holder provides 61 day advance written notice of its intention to waive a restriction in the Company's Certificate of Designation which limits the number of shares of Common Stock issuable to such holder to 4.99% of the Company's outstanding Common Stock, then there is no limit on the number of shares of Common Stock issuable upon conversion of the Series A Shares, and any decrease in the market price of the Common Stock causes the number of shares issuable upon conversion of the Series A Shares to increase with a resulting dilutive effect on existing stockholders.

                                   Number of   Common Stock    Percentage   Common Stock    Percentage   Number of Shares
                                   Series A    Issuable Upon   of Common    Issuable Upon   of Common    of Common Stock
Selling Stockholder                 Shares     Conversion(1)    Stock(1)    Conversion(2)    Stock(3)    Offered Hereby(4)
-------------------                ---------   -------------   ----------   -------------   ----------   -----------------
Themis Partners L.P.(5)              125           262,500        4.36%       120,875          2.06%          514,623
Heracles Fund (5)                    175           302,238        4.99%       169,225          2.86%          720,670
Leonardo, L.P.(6)                    200           302,238        4.99%       193,400          3.25%          823,446
Raphael, L.P.(6)                      30            63,000        1.08%        29,010            *            123,529
Ramius Fund, Ltd.(6)                  50           105,000        1.79%        48,350            *            205,800
GAM Arbitrage(6)                      10            21,000          *           9,670            *             41,259
  Investments, Inc.
AG Super Fund(6)                      10            21,000          *           9,670            *             41,259
  International Partners, L.P.
Total                                600         1,076,976       15.8%        580,200          9.16%        2,470,586


* less than 1 percent

------------------
(1) Assumes a Conversion Price of $5.00.

(2) Assumes a Conversion Price equal to the Fixed Conversion Price. The actual number of shares of Common Stock issuable upon conversion of the Series A Shares is that number of shares of Common Stock equal to the quotient of (i) the aggregate stated value of the Preferred Shares ($10,000 per share), plus any accrued and unpaid premium of 5% per annum divided by (ii) the conversion price. The conversion price is the lesser of (1) $10.8625 per share, or (ii) the market price of the Common Stock, where the market price is the lowest closing bid price for the Common Stock for the 20 consecutive trading days immediately preceding such date of determination. No holder of Series A Shares is entitled to convert such securities to the extent that the shares to be received by such holders upon such conversion would cause such holders in the aggregate to beneficially own more than 4.99% of the Common Stock of the Company (other than shares deemed to be beneficially owned through ownership of the Series A Shares), except upon 61 days prior notice to the Company. In addition, pursuant to the rules of The Nasdaq Stock Market, Inc., in the absence of shareholder approval, the aggregate number of shares issuable to the Selling Stockholders upon the conversion of the Series A Shares may not exceed 19.99% of the outstanding Common Stock as of March 30, 1998. Unless such shareholder approval is obtained, none of the Selling Stockholders will be able to acquire more than its proportionate share of such maximum amount. The Company may be required to redeem any Preferred Shares which may not be converted because of such limitation.

(3) Based on Conversion Price equal to the Fixed Conversion Price. See Footnote
    2.

(4) Represents the allocation among the Selling Stockholders of 2,470,588 shares of Common Stock potentially issuable upon conversion the 600 Series A Shares held by the Selling Stockholders which the Company is registering pursuant to the Registration Rights Agreement between the Company and the Selling Stockholders. The number of shares of Common Stock registered pursuant to the Registration Statement on behalf of the Selling Stockholders holding Preferred Shares and Warrants and the number of Shares offered hereby by such holders have been determined by agreement between the Company and such Selling Stockholders and is a good faith estimate of the number of shares of Common Stock issuable upon conversion of the Series A Shares. Because the number of shares of Common Stock that will ultimately be issued upon conversion of the Series A Shares is dependent, subject to certain limitations, upon the average of certain closing bid prices of the Common Stock prior to conversion, as described in footnote (2) above, and certain antidilution adjustments, such number of shares (and therefore the number of shares offered hereby) cannot be determined at this time.

(5) Promethean Investment Group L.L.C. is the general partner of Themis Partners L.P. and the investment advisor for Heracles Fund (collectively, the "Promethean Entities") and consequently has voting control and investment discretion over securities held by the Promethean Entities. The ownership for each of the Promethean Entities does not include the ownership information for the other Promethean Entities. Promethean Investment Group L.L.C. and each of the Promethean Entities disclaims beneficial ownership of the Shares held by the other Promethean Entities.

(6) Angelo, Gordon & Co., L.P. is a general partner of Leonardo, L.P., AG Super Fund International Partners, L.P., and Raphael, L.P., the investment advisor of, GAM Arbitrage Investments, Inc. and the Investment Managing Member of AG Ramius Partners, L.L.C., the Investment Advisor of Ramius Fund, Ltd. (collectively, the "Angelo Gordon Entities") and consequently has voting control and investment discretion over securities held by the Angelo Gordon Entities. The ownership for each of the Angelo Gordon Entities does not include the ownership information for the other Angelo Gordon Entities. Angelo, Gordon & Co., L.P. and each of the Angelo Gordon Entities disclaims beneficial ownership of the Shares held by the other Angelo Gordon Entities.

                              PLAN OF DISTRIBUTION

        The Common Stock offered by this Registration Statement is being offered on behalf of the Selling Stockholders. Such Common Stock may be sold or distributed from time to time by the Selling Stockholders, or by donees or transferees of, or other successors in interest to, the Selling Stockholders, directly to one or more purchasers or through brokers, dealers or underwriters who may act solely as agents or may acquire such Common Stock as principals, at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices, or at fixed prices, which may be changed. The sale of the Common Stock offered hereby may be effected in one or more of the following methods: (i) ordinary brokers' transactions; (ii) transactions involving cross or block trades or otherwise on the Nasdaq National Market; (iii) purchases by brokers, dealers or underwriters as principal and resale by such purchasers for their own accounts pursuant to this Prospectus;
(iv) "at the market" to or through market makers or into an existing market for the Common Stock; (v) in other ways not involving market makers or established trading markets, including direct sales to purchasers or sales effected through agents; (vi) through transactions in options, swaps or other derivatives (whether exchange-listed or otherwise); (vii) in privately negotiated transactions; (vii) to cover short sales; or (ix) any combination of the foregoing.

        From time to time, one or more of the Selling Stockholders may pledge, hypothecate or grant a security interest in some or all of the shares of Common Stock owned by them, and the pledgees, secured parties or persons to whom such securities have been hypothecated shall, upon foreclosure in the event of default, be deemed to be Selling Stockholders hereunder. The number of Selling Stockholders' shares of Common Stock beneficially owned by those Selling Stockholders who so transfer, pledge, donate or assign Selling Stockholders' shares of Common Stock will decrease as and when they take such actions. The plan of distribution for Selling Stockholders' shares of Common Stock sold hereunder will otherwise remain unchanged, except that the transferees, pledgees, donees or other successors will be Selling Stockholders hereunder. In addition, a Selling Stockholder may, from time to time, sell short the Common Stock, and in such instances, this Prospectus may be delivered in connection with such short sales and the shares of Common Stock offered hereby may be used to cover such short sales.

        A Selling Stockholder may enter into hedging transactions with broker-dealers and the broker-dealers may engage in short sales of the Common Stock in the course of hedging the positions they assume with such Selling Stockholders, including, without limitation, in connection with distributions of the Common Stock by such broker-dealers. A Selling Stockholder may also enter into option or other transactions with broker-dealers that involve the delivery of the shares of Common Stock to the broker-dealers, who may then resell or otherwise transfer such shares of Common Stock. A Selling Stockholder may also loan or pledge the shares of Common Stock to a broker-dealer and the broker-dealer may sell the Shares so loaned or upon a default may sell or otherwise transfer the pledged shares of Common Stock.

        Brokers, dealers, underwriters or agents participating in the distribution of the shares of Common Stock as agents may receive compensation in the form of commissions, discounts or concessions from the Selling Stockholders and/or purchasers of the Common Stock for whom such broker-dealers may act as agent, or to whom they may sell as principal, or both (which compensation as to a particular broker-dealer may be less than or in excess of customary commissions). The Selling Stockholders and any broker-dealers who act in connection with the sale of the shares of Common Stock hereunder may be deemed to be "Underwriters" within the meaning of the Securities Act, and any commissions they receive and proceeds of any sale of the Shares may be deemed to be underwriting discounts and commissions under the Securities Act. Neither the Company nor any Selling Stockholders can presently estimate the amount of such compensation. The Company knows of no existing arrangements between any Selling Stockholders, any other stockholder, broker, dealer, underwriter or agent relating to the sale or distribution of the shares of Common Stock.

        The Company will pay substantially all of the expenses incident to the registration, offering and sale of the shares of Common Stock to the public other than commissions or discounts of underwriters, broker-dealers or agents. The Company has also agreed to indemnify the Selling Stockholders and certain related persons against certain liabilities, including liabilities under the Securities Act.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company, the Company has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is therefore, unenforceable.

                                 USE OF PROCEEDS

        The Company will not receive any proceeds from sales of the Shares or from conversions of the Series A Shares, if any.

                                  LEGAL MATTERS

        The legality of the Shares is being passed upon by Gray Cary Ware & Freidenrich, LLP, San Diego, California.

                                     EXPERTS

        The financial statements of the Company as of December 31, 1997, and for each of the years in the two-year period ended December 31, 1997, have been incorporated by reference herein and in the Registration Statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein, and upon authority of said firm as experts in accounting and auditing.







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
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No dealer, salesman or other person has been authorized to give any information or to make any representations other than those contained or incorporated by reference in this prospectus in connection with the offering described herein, and, if given or made, such information or representation must not be relied upon as having been authorized by the company. This prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities other than the registered securities to which it relates, or an offer to sell, or a solicitation of an offer to buy, in any jurisdiction in which it is unlawful to make such offer or solicitation. Neither the delivery of this prospectus nor any sale made hereunder shall, under any circumstances, create an implication that there has been no change in the affairs of the company since the date hereof or that the information contained herein is correct as of any time subsequent to the date hereof.



                            SUMMARY TABLE OF CONTENTS

                                        Page
                                        ----
Available Information.................     3
Incorporation of Certain
    Documents by Reference............     3
Risk Factors..........................     4
The Company...........................     7
Plan of Distribution..................     8
Use of Proceeds.......................    11
Legal Matters.........................    11
Experts...............................    11

================================================================================

================================================================================


                                2,470,588 SHARES

                                  COMMON STOCK


                                   PROSPECTUS

                                 July 29, 1998

================================================================================


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